Exhibit 10.1

ARGOS THERAPEUTICS, INC.

4233 TECHNOLOGY DRIVE

DURHAM, NC 27704

December 2, 2015

VIA email

Lee F. Allen

3 Paniolo Road

Ladera Ranch, CA 92656

Dear Lee:

I am pleased to extend to you this offer of employment with Argos Therapeutics, Inc. (“Argos Therapeutics”) by way of this offer letter (the “Offer Letter”). We at Argos Therapeutics are excited about the challenges and opportunities that lie ahead for us collectively and are enthusiastic about the prospect of you joining the Argos Therapeutics team. We look forward to your favorable response to this. If you choose to accept the Company’s offer, your employment at Argos Therapeutics shall commence no later than January 18, 2016.

The details of this offer are as follows:

1.	Position and Duties. You shall serve, on a full-time basis, as the Company’s Chief Medical Officer reporting to the Company’s Chief Executive Officer. You agree to continue to perform the duties of your position and such other duties as reasonably may be assigned to you from time to time. You also agree that while employed by the Company, you will continue to devote your full business time and your best efforts, business judgment, skill and knowledge exclusively to the advancement of the business and interests of the Company and to the discharge of your duties and responsibilities for it, except as approved by the Company.

2.	Compensation and Benefits. During your employment, as compensation for all services performed by you for the Company and subject to your performance of your duties and responsibilities for the Company, pursuant to this Agreement or otherwise, the Company will provide you the following pay and benefits:

(a)	Base Salary. Your base salary in this position will be at the rate of $425,000 per year, less all applicable taxes and deductions, and shall be paid semi-monthly in accordance with the Company’s standard payroll schedule. First and last payments will be adjusted to reflect partial periods worked.

(b)	Bonus Compensation. During your employment and subject to the approval of the Company’s Board of Directors (the “Board”), you will be eligible for an annual performance bonus of up to 40% of your annualized base salary (the “Target Bonus”), based upon your personal performance and the Company’s performance during the applicable calendar year, as determined by the Company in its sole discretion. Any bonus due to you hereunder will be paid not later than the 15th of March following the year to which the bonus relates, subject to your continuous employment through the date the bonus is paid. The foregoing shall be construed and applied so that any bonus payable to you is paid to you so as to qualify as a “short-term deferral” under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) (Section 409A of the Code, together with the regulations thereunder, “Section 409A”).

(c)	Starting Bonus. You will be eligible for a starting bonus in the aggregate amount of $230,000, less all applicable taxes and deductions. This bonus shall be paid in three installments, with the first installment of $75,000 payable with your first semi-monthly salary payment. The second installment of $75,000 will be payable with your first salary payment after completing three months of service with the Company. The final installment of $80,000 will be payable with your first salary payment after completing six months of service with the Company. If you voluntarily terminate your employment with the Company prior to the one-year anniversary of your start date, you will be required to reimburse the Company for the full amount of the starting bonus paid to you.

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(d)	Equity. Subject to the approval of the Board of Directors or the Compensation Committee and in accordance with the terms and conditions of the Company’s 2014 Stock Incentive Plan and the terms of the Company’s standard Incentive Stock Option Agreement, you will be granted stock options to purchase 300,000 of Argos Therapeutics common stock at an exercise price equal to the closing share price on the date of grant, which will generally be within ninety days of the start of your employment. The options will vest over four years from your start date while you are employed in accordance with the applicable plan and stock option agreement. 300,000 shares is equal to approximately 1.45% of Argos’ total shares outstanding as of the date of this letter agreement. As you know, Argos anticipates undertaking an equity financing during early 2016 which will have the effect of reducing the percentage interest in Argos represented by these stock options. To mitigate the dilutive effect of the planned financing on your interest in Argos, Argos agrees to grant you additional stock options within sixty days following Argos’ next equity financing such that you will hold stock options for a number of shares equal to no less than 1.25% of Argos’ total shares outstanding at the time the grant is made. These supplemental stock options will have an exercise price equal to the closing share price on the date of grant, will vest over four years from your start date and will be subject to the Company’s 2014 Stock Incentive Plan and the terms of the Company’s standard Incentive Stock Option Agreement.

(e)	Participation in Employee Benefit Plans. You will be entitled to participate in all employee benefit plans from time to time in effect for employees of the Company generally, except to the extent such plans are duplicative of benefits otherwise provided to you under this Agreement (e.g., severance pay) or under any other agreement. Your participation will be subject to eligibility and the terms of the applicable plan documents and applicable Company policies. Argos Therapeutics provides the following benefits to regular, full-time employees includes the following:

•	Medical Insurance
•	Dental Insurance
•	Vision Insurance
•	Life and AD&D Insurance
•	Short Term Disability
•	Long Term Disability
•	Long Term Care
•	Eleven paid holidays per year
•	401(k) Savings and Investment Plan
•	Flexible Spending Account
•	Paid Time Off (PTO) eligibility based on service with the Company and initially prorated at 16.67 hours per month (equivalent to 25 days per year)

Notes:

o	Argos Therapeutics pays 100% of all individual benefit premiums and 50% of dependent premiums.
o	If your employment terminates for any reason whatsoever, you may not be entitled to receive any cash payment for unused paid time off accrued to the date of your termination.

Argos Therapeutics will regularly review all its benefit plans and reserves the right to change or terminate such plans at any time at its sole discretion, with or without prior notice to you.

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(f)	Relocation Expenses. To help ease the burdens resulting from your relocation from California to the Raleigh-Durham area of North Carolina, Argos Therapeutics has agreed to provide you with certain temporary living and relocation expenses provided that you sign and return the enclosed Relocation Expense Letter Agreement prior to commencing your employment at the Company. All moving related expenses must be documented and requests for reimbursement be made in accordance with the Company’s standard reimbursement policy. By signing this Offer Letter and the enclosed Relocation Expense Letter Agreement, you acknowledge and agree that if you voluntarily terminate your employment with the Company, without Good Reason (defined below), prior to the one-year anniversary of your start date, you will be required to reimburse the Company for the full amount of any moving and temporary living expenses for which the Company has reimbursed you.

(g)	Business Expenses. The Company will pay or reimburse you for all reasonable business expenses incurred or paid by you in the performance of your duties and responsibilities for the Company, subject to any maximum annual limit and other restrictions on such expenses set by the Company and to such reasonable substantiation and documentation as the Company may specify from time to time. Any reimbursement that constitutes nonqualified deferred compensation subject to Section 409A shall be subject to the following additional rules: (i) no reimbursement of any such expense shall affect your right to reimbursement of any other such expense in any other taxable year; (ii) reimbursement of the expense shall be made, if at all, not later than the end of the calendar year following the calendar year in which the expense was incurred; and (iii) the right to reimbursement shall not be subject to liquidation or exchange for any other benefit.

3.	Severance. The Company will provide you with the following severance payments as a condition of your employment:

(a)	Termination Without Cause or for Good Reason. If your employment is terminated by the Company Without Cause or by you for Good Reason, then (subject to your executing and not revoking the Separation Agreement and Release of All Claims (the “Release,” attached hereto as Exhibit A), the Company will: (i) pay you an amount equal to 9 months of your then-current base salary, less standard employment-related withholdings and deductions, with such payments to be made in 9 equal monthly installments in accordance with the Company’s usual payroll practices beginning on the first regular pay date following the termination date; and (ii) provide for continued coverage, at the Company’s expense, under the Company’s medical plan to the extent permitted under such plans for a period of 9 months immediately following the date of termination of your employment; provided, however, that if health insurance coverage is not available to non-employees under the Company sponsored plan, the Company shall reimburse you in an amount equal to the cost of the premium for coverage under a medical plan at the same average level and on the same terms and conditions which applied immediately prior to the date of your termination.

(b)	Termination Without Cause or for Good Reason Following a Change in Control. Notwithstanding the foregoing, if your employment is terminated by the Company or its successor in interest Without Cause or by you for Good Reason within ninety (90) days before or within six months after a Change in Control Event (as defined in the Company’s 2014 Stock Incentive Plan) that also qualifies as a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(i) (a “Company Change in Control”) then (subject to your executing and not revoking the Release) the Company will (i) pay you an amount equal to 15 months of your then-current base salary, less standard employment-related withholdings and deductions, with such payments to be made in 15 equal monthly installments in accordance with the Company’s usual payroll practices beginning on the first regular pay date following the termination date; (ii) pay you an amount equal to 15 months of the Target Bonus, less standard employment-related withholdings and deductions, with such payments to be made in 15 equal monthly installments in accordance with the Company’s usual payroll practices beginning on the first regular pay date following the termination date; and (iii) provide for continued coverage, at the Company’s expense, under the Company’s medical plan to the extent permitted under such plans for a period of 15 months immediately following the date of termination of your employment; provided, however, that if health insurance coverage is not available to non-employees under the Company sponsored plan, the Company shall reimburse you in an amount equal to the cost of the premium for coverage under a medical plan at the same average level and on the same terms and conditions which applied immediately prior to the date of your termination.

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(c)	Definition of “Cause.” For purposes hereof, “Cause” shall mean that: (i) you failed to attempt in good faith, refused or willfully neglected to perform and discharge your material duties and responsibilities; (ii) you have been convicted of, or pled nolo contendere to, a felony or other crime involving fraud or moral turpitude; (iii) you breached your fiduciary duty or loyalty to the Company, or acted fraudulently or with material dishonesty in discharging your duties to the Company; (iv) you undertook an intentional act or omission of misconduct that materially harmed or was reasonably likely to materially harm the business, interests, or reputation of the Company; (v) you materially breached any material provision hereof; or (vi) you materially breached any material provision of any Company code of conduct or ethics policy. Notwithstanding the foregoing, “Cause” shall not be deemed to have occurred unless: (A) the Company provides you with written notice that it intends to terminate your employment hereunder for one of the grounds set forth in subsections (i), (v) or (vi) within sixty (60) days of such reason(s) occurring, (B) if such ground is capable of being cured, you have failed to cure such ground within a period of thirty (30) days from the date of such written notice, and (C) the Company terminates your employment within six (6) months from the date that Cause first occurs.

(d)	Definition of “Good Reason.” For purposes hereof, “Good Reason” shall mean, without your written consent: (i) any change in your position, title or reporting relationship with the Company that diminishes in any material respect your authority, duties or responsibilities; provided, however, that a change in your authority, duties or responsibilities solely due to the Company becoming a division, subsidiary or other similar part of a larger organization, shall not by itself constitute Good Reason; (ii) any material reduction in your base compensation; (iii) a material change in the geographic location at which services are to be performed by you; or (iv) a material breach of any provision hereof by the Company or any successor or assign. Notwithstanding the foregoing, “Good Reason” shall not be deemed to have occurred unless: (A) you provide the Company with written notice that you intend to terminate your employment hereunder for one of the grounds set forth in subsections (i), (ii), (iii) or (iv) within sixty (60) days of such reason(s) occurring, (B) if such ground is capable of being cured, the Company has failed to cure such ground within a period of thirty (30) days from the date of such written notice, and (C) you terminate your employment within six (6) months from the date that Good Reason first occurs. For purposes of clarification, the above-listed conditions shall apply separately to each occurrence of Good Reason and failure to adhere to such conditions in the event of Good Reason shall not disqualify you from asserting Good Reason for any subsequent occurrence of Good Reason.

(e)	Release of Claims. The Company shall not be obligated to pay you the severance payments provided for herein unless you have timely executed (and not revoked) a separation agreement in substantially the form attached hereto as Exhibit A. Such separation agreement must be executed and become binding and enforceable within sixty (60) calendar days after the effective date of your termination of employment (such 60th day, the “Payment Commencement Date,”). Subject to the preceding sentence, payment of any severance payments due hereunder shall commence on the Payment Commencement Date.

4.	Parachute Payment.

(a)	In the event of a consummation of a change in ownership or control (within the meaning of Section 280G of the Code and the regulations thereunder (“Section 280G”) (a “280G Change in Control”) (as defined herein) payments and benefits under this Agreement, together with other payments and benefits provided to you by the Company (including, without limitation, any accelerated vesting of stock options, shares of restricted stock or other equity-based awards) (the “Total Payments”), shall be made with regard to whether the deductibility of the Total Payments would be limited or precluded by Section 280G and without regard to whether the Total Payments would subject you to the federal excise tax levied on certain “excess parachute payments” under Section 4999 of the Code (the “Excise Tax”). If any portion of the Total Payments constitutes an “excess parachute payment” within the meaning of Section 280G (the aggregate of such payments (or portions thereof) being hereinafter referred to as the “Excess Parachute Payments”), You will be entitled to receive: (i) an amount limited so that no portion thereof shall fail to be tax deductible under Section 280G of the Code (the “Limited Amount”), or (ii) if the amount otherwise payable hereunder or otherwise (without regarding to clause (i)) reduced by all taxes applicable thereto (including, for the avoidance of doubt, the Excise Tax) would be greater than the Limited Amount reduced by all taxes applicable thereto, the amount otherwise payable hereunder.

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(b)	The determination as to whether the Total Payments include Excess Parachute Payments and, if so, the amount of such Excess Parachute Payments, the amount of any Excise Tax with respect thereto, the amount of any Gross-up Payment, if applicable, and the amount of any reduction in Total Payments shall be made at the Company’s expense by the independent public accounting firm most recently serving as the Company’s outside auditors or such other accounting or benefits consulting group or firm as the Company may designate (the “Accountants”). In the event that any payments under this Agreement or otherwise are required to be reduced as described in Section 4(b), the adjustment will be made, first, by reducing the amount of base salary and bonus payable pursuant to Sections 3(a)(i) or the amount of base salary and bonus payable pursuant to Section 3(b)(i)-(ii), as applicable; second, if additional reductions are necessary, by reducing the payment of or reimbursement for COBRA premiums due to you pursuant to Section 3(a)(ii) or Section 3(b)(iii), as applicable; and third, if additional reductions are still necessary, by eliminating the accelerated vesting of time-based equity-based awards or the vesting of performance-based equity-based awards, if any, starting with those awards for which the amount required to be taken into account under Section 280G is the greatest.

(c)	In the event that there has been an underpayment or overpayment under this Agreement or otherwise as determined by the Accountants, the amount of such underpayment or overpayment shall forthwith be paid to you or refunded to the Company, as the case may be, with interest at the applicable federal rate provided for in Section 7872(f) (2) of the Code.

5.	Prohibited Competition and Solicitation. You acknowledge the competitive and proprietary aspects of the business of Company and are aware that the Company furnishes, discloses and makes available to you confidential and Proprietary Information (as defined in the Confidentiality Agreement referenced in Section 8 below) related to Company’s business and that Company may provide you with unique and specialized knowledge and training. You also acknowledge that the Confidential Information and specialized knowledge and training have been developed and will be developed by Company through the expenditure of substantial time, effort and money and that the Confidential Information could be used by you to compete with Company. A business will be deemed to be “Competitive” with the Company if it performs research, development or commercialization of individualized cell-based therapy for the treatment of metastatic renal cell carcinoma, HIV or another indication in which the Company has conducted a clinical trial within twelve months before the end of your employment with the Company. Because of the competitive and proprietary aspects of the business of the Company, you agree as follows:

(a) Covenant Not to Compete or Solicit. During your employment with the Company and for one (1) year after the termination of your employment with Company for any reason, you will not, directly or indirectly, on your behalf or on behalf of another person, entity or third party anywhere in the United States, engage in the following conduct without the prior written consent of Company: (i) as officer, director, principal, agent, stockholder, employee, consultant, representative or in any other capacity, own, manage, operate or control, or be employed by, provide services to, or engage in or have a financial interest in any business which is Competitive with Company (other than as specifically permitted by the Company in writing upon written request); (ii) solicit, divert or appropriate or attempt to solicit, divert or appropriate, the business or patronage of any customers, business partners, or patrons of Company, or any prospective customers, business partners, or patrons to whom the Company has made a sales presentation (or similar offering of services or business) within the one (1) year period preceding the date of your termination of employment with Company; (iii) solicit, entice or persuade or attempt to solicit, entice or persuade any employees of or consultants to Company or any present or future parent, subsidiary or affiliate of Company to terminate their employment or other engagement with Company or any such parent, subsidiary or affiliate for any reason; or (iv) interfere with, or attempt to interfere with, the relations between Company and any customer, vendor or supplier to Company.

(b) Reasonableness of Restrictions. You acknowledges that: (i) the types of employment which are prohibited by this Section 5 are narrow and reasonable in relation to the skills which represent your principal salable asset both to Company and other prospective employers; and (ii) the temporal and geographical scope of Section 5 is reasonable, legitimate and fair to you in light of Company’s need to market its services and sell its products in order to have a sufficient customer base to make Company’s business profitable and in light of the limited restrictions on the type of employment prohibited herein compared to the types of employment for which you are qualified to earn your livelihood.

6.	Section 409A.

(a)	You and the Company agree that this Agreement shall be interpreted to comply with or be exempt from Section 409A, and the regulations and guidance promulgated thereunder to the extent applicable, and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.

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(b)	A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits considered “nonqualified deferred compensation” under Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered nonqualified deferred compensation under Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (a) the expiration of the six-month period measured from the date of such “separation from service,” and (b) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 11(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed on the first business day following the expiration of the Delay Period to you in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c)	For purposes of Section 409A, your right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.

(d)	In no event shall the Company or any of its affiliates have any liability relating to the failure or alleged failure of any payment or benefit under this Agreement to comply with, or be exempt from, the requirements of Section 409A

7.	At Will Employment. This Offer Letter is not intended to, nor does it, create any employment contract for any specified term or duration between you and the Company. In accordance with the laws of the State of North Carolina, your employment with the Company is considered “at will”. This means that, just as you may resign your employment at any time, Argos Therapeutics may, in its sole discretion, with or without cause, terminate your employment at any time for any reason.

8.	Contingencies. This offer of employment includes a 90 day introductory period which is outlined in the Company’s Employee Handbook, and is also contingent upon the following: satisfactory completion of the Argos Therapeutics employment application; your ability to begin work on the date indicated below; proof of your authorization to work in the United States (I-9 Employment Eligibility Verification); execution of a Confidentiality, Inventions and Non-Solicitation Agreement (the “Confidentiality Agreement”); execution of the Argos Therapeutics Company’s Code of Ethics; execution of the Argos Therapeutics Certification Regarding Insider Trading and Public Disclosure Policies; and passing a pre-employment drug screening and background screening to Management’s satisfaction. It is understood and agreed that breach by you of the Confidentiality Agreement shall constitute a material breach of this Agreement

9.	No Conflicting Agreements. You represent and warrant that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from continuing employment with or carrying out your responsibilities for the Company. You agree that you will not disclose or use on behalf of the Company any proprietary information of any third party without that party’s consent.

10.	General.

(a)	Notices. Any notices provided for in this Agreement shall be in writing and shall be effective when delivered in person, consigned to a reputable national courier service for overnight delivery or deposited in the United States mail, postage prepaid, and addressed to you at your last known address on the books of the Company or, in the case of the Company, to it by notice to the Chairman of the Board of Directors, c/o Argos Therapeutics, Inc., at its principal place of business, or to such other address(es) as either party may specify by notice to the other actually received.

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(b)	Entire Agreement. This Offer Letter, together with the Confidentiality Agreement and other agreements specifically referred to herein, sets forth the entire agreement between you and the Company and replaces all prior communications, agreements and understandings, whether oral or written, with respect to your and understandings relating to your employment with the Company. The terms and conditions of this Agreement may only be modified or amended by a written agreement executed by and the Company.
(c)	Successors and Assigns. The Company may assign its rights and obligations hereunder to any person or entity that succeeds to all or substantially all of Company’s business or that aspect of Company’s business in which you are principally involved. You may not assign your rights and obligations under this Agreement without the prior written consent of Company.

(d)	Severability. If any portion or provision of this letter Agreement is deemed to any extent illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement will not be affected and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law

(e)	Governing Law and Venue. This letter shall be governed by and construed in accordance with the laws of the State of North Carolina (without reference to the conflicts of law provisions thereof). Any action, suit, or other legal proceeding which is commenced to resolve any matter arising under or relating to any provision of this letter shall be commenced only in a court in Durham County, North Carolina (or, if appropriate, a federal court located within North Carolina).
(f)	Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original and all of which together shall constitute one and the same instrument. A signature by fax shall be treated as an original.

By your signature below, you represent and warrant to the Company that you: (i) are not subject to any employment, noncompetition or other similar agreement that would prevent or interfere with the Company’s employment of you on the terms set forth herein; and (ii) have not brought and will not bring with you to the Company, any materials or documents of a former employer which are not generally available to the public or which did not belong to you prior to your employment with the Company, unless you have obtained written authorization from the former employer or other owner for their possession and use and provided the Company with a copy thereof.

If our employment offer is satisfactory, please sign and date a copy of this letter in the space provided below as well as the accompanying documents, including the Confidentiality Agreement, Code of Ethics, and Certification Regarding Insider Trading and Public Disclosure Policies and return them Joan Winterbottom, VP and Chief Human Resources Officer, no later than Thursday, December 3, 2015. If the offer is not accepted by this date, it shall expire. At the time you sign and return it, this Offer Letter will take effect as a binding agreement between you and the Company on the basis set forth above.  We are looking forward to working with you in contributing to the growth of Argos Therapeutics.

Sincerely,

Jeffrey D. Abbey

President & CEO

Enclosures (as stated)

I accept the Company’s employment offer for the position of Chief Medical Officer subject to the terms and conditions outlined above.

Signed:

Printed Name:

Date Signed:	Start Date:

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EXHIBIT A

SEPARATION AGREEMENT AND RELEASE OF CLAIMS

Argos Therapeutics, Inc., a Delaware corporation (the “Company”), and Lee F. Allen (the “Employee”) (together, the “Parties”) accepted an offer of employment with the Company pursuant to the terms of the offer letter dated December 2, 2015 (the “Offer Letter”). Any capitalized terms not defined herein shall have the meanings ascribed to them in the Offer Letter. This is the release by Employee of all claims against the Releasees (as defined below) arising out of the Employee’s employment with or separation from the Company (the “Release”). The consideration for the Employee’s agreement to this Release consists of the severance payments and benefits set forth in Section 3 of the Offer Letter, which are conditioned on, among other things, termination of the Employee’s employment by the Company without Cause or by the Employee for Good Reason and effectiveness of this Release based on the Employee’s timely execution and non-revocation hereof.

1. Tender of Release. This Release is automatically tendered to the Employee upon the termination of the Employee’s employment by the Company without Cause or by the Employee with Good Reason.

2. Release of Claims. The Employee voluntarily, fully, forever, irrevocably and unconditionally releases and discharges the Company, its affiliates, subsidiaries and parent companies and each of their predecessors, successors, assigns, and their current and former members, partners, directors, managers, officers, employees, representatives, attorneys, agents, and all persons acting by, through, under or in concert with any of the foregoing (any and all of whom or which are hereinafter referred to as the “Releasees”), from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorney’s fees and costs actually incurred), of any nature whatsoever, known or unknown that the Employee now has, owns or holds, or claims to have, own, or hold, or that he at any time had, owned, or held, or claimed to have had, owned, or held against any Releasee arising out of the Employee’s employment with or separation from the Company (collectively, “Claims”). This release of Claims includes, without implication of limitation, the release of all Claims:

•	of breach of contract;

•	of retaliation or discrimination under federal, state or local law (including, without limitation, Claims of age discrimination or retaliation under the Age Discrimination in Employment Act, Claims of disability discrimination or retaliation under the Americans with Disabilities Act, Claims of discrimination or retaliation under Title VII of the Civil Rights Act of 1964 and Claims of discrimination or retaliation under state law);

•	under any other federal or state statute, to the fullest extent that Claims may be released;

•	of defamation or other torts;

•	of violation of public policy;

•	for wages, salary, bonuses, vacation pay or any other compensation or benefits; and

•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees.

Notwithstanding anything to the contrary contained herein, this Release does not apply to or affect (i) the Employee’s right to receive the severance payments set forth in Section 3 of Offer Letter , (ii) the Employee’s right to be reimbursed for reasonable business expenses incurred prior to termination of the Employee’s employment according to the terms of Section 2(e) of the Offer Letter; (iii) the Employee’s ownership of, and the Employee’s rights by virtue of his ownership of, any capital stock or other securities of the Company, (iv) any rights of indemnification or exculpation of which the Employee is the beneficiary under any separate contractual indemnification agreement with the Company in connection with his service as a director or officer of the Company, the corporate charter, bylaws or other charter or organizational instruments or benefit or equity plans of the Company or any other Releasee or at law and rights of coverage to which the Employee may be entitled under any director and officer liability insurance policy of the Company or any other Releasee or (v) for purposes of clarity, any Claim arising out of any matters or events occurring after the effective date of the Release.

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4. Ongoing Obligations of the Employee; Enforcement Rights. The Employee reaffirms his ongoing obligations as well as the Company’s enforcement rights provided for in Sections 6, 7 and 8 of the Offer Letter.

5. No Assignment; Representation on Action. The Employee represents that he has not assigned to any other person or entity any Claims against any Releasee. The Employee further represents that he has not filed or reported any Claims against any Releasee with any state, federal or local agency or court.

6. Right to Consider and Revoke Release. The Employee acknowledges that he has been given the opportunity to consider this Release for a period ending forty-five (45) days after the tender of the Release. In the event the Employee executed this Release within less than forty-five (45) days after the tender of the Release, he acknowledges that such decision was entirely voluntary and that he had the opportunity to consider this Release until the end of the forty-five (45) day period. To accept this Release, the Employee shall deliver a signed Release to the Chairman of the Compensation Committee of the Board (the “Chair”) within such forty-five (45) period. For a period of seven (7) days from the date when the Employee executes this Release (the “Revocation Period”), he shall retain the right to revoke this Release by written notice that is received by the Chair on or before the last day of the Revocation Period. This Release shall take effect only if it is executed within the forty-five (45) day period as set forth above and if it is not revoked pursuant to the preceding sentence. If those conditions are satisfied, this Release shall become effective and enforceable on the date immediately following the last day of the Revocation Period.

7. Other Terms.

(a) Legal Representation; Review of Release. The Employee acknowledges that he has been advised to discuss all aspects of this Release with his attorney, that he has carefully read and fully understands all of the provisions of this Release and that he is voluntarily entering into this Release.

(b) Binding Nature of Release. This Release shall be binding upon the Employee and upon his heirs, administrators, representatives and executors.

(c) Modification of Release; Waiver. This Release may be amended, only upon a written agreement executed by the Employee and the Company.

(d) Severability. In the event that at any future time it is determined by an arbitrator or court of competent jurisdiction that any covenant, clause, provision or term of this Release is illegal, invalid or unenforceable, the remaining provisions and terms of this Release shall not be affected thereby and the illegal, invalid or unenforceable term or provision shall be severed from the remainder of this Release. In the event of such severance, the remaining covenants shall be binding and enforceable.

(e) Governing Law and Venue. This Release shall be deemed to be made and entered into in the State of North Carolina and shall in all respects be interpreted, enforced and governed under the laws of the State of North Carolina without giving effect to the conflict of law provisions of North Carolina law that would require the application of law of any other jurisdiction. The language of all parts of this Release shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against either of the Parties. Any action, suit or other legal proceeding which is commenced to resolve any matter arising under or relating to any provision hereunder shall be commenced only in a court in Durham County, North Carolina (or, if appropriate, a federal court located within North Carolina).

(f) Absence of Reliance. The Employee acknowledges that he is not relying on any promises or representations by the Company or its agents, representatives or attorneys of either of them regarding any subject matter addressed in this Release.

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So agreed by the Employee:

Lee F. Allen	Date

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